2015 YEAR END INCOME STATEMENT
Unaudited

GROSS INCOME

Gross Receipts	$131,404.00
Refunds	$2,253.00
GROSS INCOME:	**$129,151.00**

COST OF GOODS & TOTAL INCOME

Cost of Purchases	$14,519.00
Cost of Contrcat Labor	$89,654.00
TOTAL COST OF GOODS	**$104,173.00**
TOTAL INCOME:	**$24,978.00**

OPERATING EXPENSES

Accounting Fees	$140.00
Advertising	$1,309.00
Bank Fees	$182.00
Interest Paid	$125.00
Meals & Entertainment	$1,003.00
Office Expenses	$512.00
Salaries & Wages to Partners	$31,795.00
Travel Expenses	$1,894.00
Software Expenses	$2,894.00
TOTAL OPERATING EXPENSES:	**$39,854.00**

NON-OPERATING EXPENSES:

Section 179 Depreciation	$8,442.00
TOTAL NON-OPERATING EXPENSES:	**$8,442.00**

ORDINARY INCOME/LOSS

Total Income	$24,978.00
Total Operating Expenses	$39,854.00
ORDINARY INCOME/LOSS	**-$14,876.00**

PASS THROUGH INCOME/LOSS

Ordinary Income/loss	-$14,876.00
Guranteed Payments to Partners	$31,795.00
Section 179 Depreciation	$8,442.00
NET INCOME LOSS	**$8,477.00**

2015 YEAR END CASH SUMMARY
Unaudited

INCOME

Service Contracts	$131,404.00
Refunds	$2,253.00
TOTAL INCOME	**$133,657.00**

LESS OPERATING EXPENSES

Cost of Goods Sold	$104,173.00
Operating Expenses	$39,854.00
TOTAL OPERATING EXPENSES	**$144,027.00**
OPERATING SURPLUS/DEFICIT	**-$10,370.00**

PLUS NONOPERATING MOVEMENTS

Accounts Payable - Commerce Bank Credit Line	-$13,774.00
Accounts Recievble - Service Contracts	$16,776.00
Partners Contributions - Kalen Barker	$1,000.00
TOTAL NONOPERATING MOVEMENTS	**$4,002.00**
NET CASH MOVEMENT	-$6,368.00

SUMMARY

Opening Balance	$0.00
Plus Net Cash Movement	-$6,368.00
Closing Balance	-$6,368.00

2015 YEAR END BALANCE SHEET
Unaudited

CURRENT ASSETS

Cash Assets	$990.00
Accounts Recievable	$16,776.00
TOTAL CURRENT ASSETS	**$17,766.00**

FIXED ASSETS

Computer Equipment	$8,442.00
Less Accumulated Depreciation on Computer Equipment	-$8,442.00
TOTAL FIXED ASSETS	**$0.00**
TOTAL ASSETS	**$17,766.00**

CURRENT LIABILITIES

Commerce Bank Credit Line	$13,774.00
TOTAL CURRENT LIABILITIES	**$13,774.00**
TOTAL LIABILITIES	**$13,774.00**

EQUITY

Capital Contributions: Kalen Barker	$1,000.00
Current Year Profit/Loss	-$14,876.00
Accounts Recievable	$16,776.00
Unallowed Expenses	$1,002.00
TOTAL EQUITY	**$3,902.00**
TOTAL LIABILITIES & EQUITY	**$17,676.00**

2015 STATEMENT OF CASH FLOWS
Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers	$133,657.00
Operating Expenses	-$144,027.00
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	-$10,370.00

CASH FLOWS FROM INVESTING ACTIVITIES

Accounts recievable	$16,776.00
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	$16,776.00
NET CASH FLOWS	$6,406.00
CASH BALANCES	
Cash at period start	0
Cash at period end	990
NET CHANGE IN CASH FOR PERIOD	990

2015 STATEMENT OF CHANGE IN OWNERS EQUITY
Unaudited

PARTNERS CAPITAL ACCOUNTS	START	END	
Kalen Barker Capital Account		0.00	3,118.00
Bryant Callahan Capital Account		0.00	638.00
BetaBlox LLC Capital Account		0.00	145.00
TOTAL EQUITY VALUES		**0.00**	**3,901.00**

EQUITY PERCENTAGES	START	END	
Kalen Barker		51	73
Bryant Callahan		22	22
BetaBlox LLC		5	5
ZACHARY MIDDLETON		22	0
TOTAL PERCENTAGES		**100**	**100**